Exhibit 99.2

 Green Hydrogen Market Assessment  “The Green hydrogen market needs low carbon and sustainable titanium”  April 2023

 Disclaimers   2  Forward Looking Statements  Information included in this presentation constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.   Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.  Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.   Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.  Cautionary Statements and Important Information  This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.  The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.  About IperionX  IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.  IPERIONX LIMITED  ABN 84 618 935 372

 Green hydrogen market analysis: Titanium   1. Refer to details on slides 4, 6 and 9.   3  The green hydrogen market is forecast to rapidly accelerate and may see global production growth of +1,000x by 20301  These forecasts are underpinned by powerful government subsidies and incentives for green hydrogen production, including from the Inflation Reduction Act and the EU Hydrogen Bank1  This generational scale-up in green hydrogen is likely to drive record demand for Proton Exchange Membrane (PEM) hydrogen electrolyzers and fuel cells – and these technologies require large quantities of titanium metal  Titanium’s high strength-to-weight ratio, corrosion resistance and durability are essential for robust, long-life and efficient hydrogen PEM electrolyzers and fuel cells  The global titanium demand from green hydrogen alone has the potential to exceed the entire current global titanium sponge market by 2050 under IperionX’s upside demand scenario estimates1  To make the green hydrogen economy more affordable and sustainable, the U.S. needs to domestically re-shore titanium production and close the supply chain loop by recycling titanium metal

 The green hydrogen market  Forecast to rapidly accelerate, with potential for green hydrogen production growth of +1,000x by 2030  Adapted from IEA - Future of Hydrogen (2019), IEA Net Zero by 2050: a roadmap for the global energy system (2021), and Global Hydrogen Review (2021). Green Hydrogen shown as hydrogen production from electrolysis.    4  World hydrogen production1 (million tons H2/yr)

 What is green hydrogen?  Green hydrogen uses net-zero carbon or renewable energy   5  Hydrogen production via Proton Exchange Membrane (PEM) electrolysis2  Green hydrogen is efficiently produced when renewable energy is used to split water into hydrogen and oxygen via water electrolysis  A hydrogen fuel cell works using the inverse operation, combining hydrogen and oxygen to create electricity with water as a by-product  Creating hydrogen consumes a lot of energy in splitting the hydrogen from oxygen, creating a highly corrosive environment   Leading companies, such as Toyota, use titanium for electrolysis stack components to improve the durability of equipment attributed to titanium’s high corrosion resistance  Titanium’s high strength-to-weight is also important to improve the power density of fuel cells used for transportation   Hydrogen production by type1  GREY  HYDROGEN   BLUE  HYDROGEN   TURQUOISE  HYDROGEN   GREEN  HYDROGEN   Source: International Renewable Energy Agency.   Source: Toyota (image link).

Government incentives underpin growth in green hydrogen

Estimated cost of green hydrogen production & storage[1] (US$/kg H_2)

U.S. Inflation Reduction Act incentives provide the opportunity for U.S. regions rich in renewable energy sources, like Texas, to be the lowest cost producer globally



Levelized Cost of H2 Production
Levelized Cost of H2 Storage
Sweden
Berlin, Germany
W. India
N.W. Spain
Rio de Janeiro, Brazil
S. Chile
Shanghai, China
N.W. Australia
N.W. Saudi Arabia
Trinidad and Tobago
Morocco
Houston, U.S.
Conceptual negative cost of production inclusive of $3.00/kg IRA Act tax credit
($1.00)
($0.50)
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50

U.S. Inflation Reduction Act incentives

~$370 b — **Funding to address U.S. energy security and climate change**

U.S. Inflation Reduction Act

Up to $3 / kg — **Clean hydrogen production tax credit**

Clean Hydrogen Production Tax Credit (Section 45V)

Up to 30% — **Capex tax credit**

Advanced Energy Project Credit (Section 48C)

1. Source: Rocky Mountain Institute – Fueling the Transition: Accelerating Cost Competitive Green Hydrogen (2021). Figures shown are after RMI's assumed near term cost reduction, excluding IRA Act incentives.

6

Titanium is fundamental for green hydrogen

Titanium is a critical material for green hydrogen due to its corrosion resistance, durability and strength

Indicative raw material intensity in a PEM water electrolyzer stack[1]
(g/kW electrolyser capacity)

>400g	Titanium
~100g	Stainless steel
<50g	Aluminum
<5g	Copper
<1g	Iridium
<0.5g	Platinum

PEM water electrolyzer stack components[2]



Titanium PTL components (mesh / porous layer)
PEM
Sealant
Titanium bipolar plate
End plate
Insulator
Compression plate

1. Source: Adapted from Kay Bareiß et al, Applied Energy, 237, 862-872, 2019.
2. Source: Adapted from Selamet, O.F. et al., Int. J. Hydr. Energ., 36, 11480–11487. 2011.

7

Titanium components in PEM electrolyzers

- Titanium is essential for key Proton Exchange Membrane (PEM) electrolyzer components, including bipolar plates and Porous Transport Layers (PTL), due to its superior corrosion resistance, durability and strength
- PTLs for electrolyzers use spherical and angular CP titanium powder[1]
- IperionX's titanium technologies can produce low carbon, 100% recycled spherical and angular powder using scrap titanium as feedstock

Titanium Porous Transport Layer (PTL)



Bipolar plate



Major western PEM hydrogen electrolyzer producers

SIEMENS energy · nel · plug · Cummins · ITM POWER · ohmium

BloombergNEF's list of the world's largest PEM hydrogen electrolyzer makers[2]

Manufacturer	2023 capacity (GW)	Country	Electrolyzer type	Market cap. (US$)
Plug Power	3.0	USA	PEM	$5.3 billion
ITM Power	2.5	UK	PEM	$0.6 billion
Ohmium	2.0	USA	PEM	Private
Cummins	1.6	USA	PEM	$33.2 billion
Siemens (Energy)	1.3	Germany	PEM	$18.7 billion
Nel	0.6	Norway	Alkaline / PEM	$2.1 billion

1. Source: Industrial Manufacturing Technologies of Porous Transport Layers for a Proton Exchange Membrane Electrolyser, Omelvador, 2020.
2. Source: BloombergNEF 'A Breakneck Growth Pivot Nears for Green Hydrogen' – November 2022.

8

Green hydrogen demands more titanium

Potential for rapid increase in titanium demand to meet electrolyzer and fuel cell scale-up

Estimated titanium annual demand[1] (metric tons)



Ti demand from Electrolysers – Downside
Ti Demand from Fuel Cells – Downside
Ti Demand from Electrolysers – Upside
Ti Demand from Fuel Cells – Upside
Estimated Ti Demand
(thousand metric tons)
500kt
400kt
300kt
200kt
100kt
2022 Global Ti Sponge Production[2]
Avg. U.S. Ti Sponge Imports - 2015-2022[2]
2022A
2023F
2024F
2025F
2026F
2027F
2028F
2029F
2030F
2040F
2050F

Rapid increase in titanium demand

+1,000x growth to 2030 — Green hydrogen demand growth forecast[3]

+300 kt potential demand by 2040 — Titanium demand from green hydrogen alone has the potential to exceed the entire current global titanium sponge market by 2050 under upside estimates[1]



Titanium recycling provides a responsible, lower cost and ethical supply for the hydrogen market. ESG and consumer expectations demand a low carbon, circular solution

1. IperionX proprietary estimates for implied titanium demand from hydrogen PEM electrolysers and hydrogen fuel cell in electric vehicles.
Sources: IEA Global Hydrogen Review (2022); IEA Net Zero by 2050: a roadmap for the global energy system (2021); Federal Ministry of Transport and Digital Infrastructure – Industrialization of Water Electrolysis in Germany (2018). Upside Case assumes 50% of IEA's forecasted Electrolyzer production is attributable to Proton Electrolyte Membrane electrolyzers requiring titanium in the BiPolar Plates and Porous Transport Layer components, and 95% of forecasted manufacturing capacity is used to produce electrolyzers. Assumes that 50% of IEA's forecasted Fuel Cell EVs require approximately 300 fuel cells each with titanium-intensive BiPolar Plate components. Assumes 8% light vehicle FCEV penetration, 16% e-bus, and 16% heavy-duty vehicle FCEV penetration into global EV market figures by 2050. Wright's Law scenario assumes that 10% material intensity savings accrue with each doubling of global PEM capacity.
2. Source: U.S. Geological Survey.
3. Source: IEA Net Zero by 2050: a roadmap for the global energy system (2021).

9

High risk global titanium supply chain

~70% of global titanium production is controlled by China and Russia, and demands careful supply chain risk analysis and traceability

Global titanium sponge capacity[1]



Global 2022 titanium sponge production[2] %


Rest of World - 32%
China - 58%
Russia - 10%

Chinese 2022 titanium sponge production by location[3] %

Titanium supply from China demands careful traceability analysis


Xinjiang Autonomous Region - 20%
Rest of China - 80%

1. Source: Roskill. Locations shown are approximate. Excludes facilities with less than 5,000tpa capacity.
2. Source: U.S. Geological Survey.
3. Source: U.S. Geological Survey and Xiangrun New Material Technology Co., Ltd.

10

IperionX offers a potential pathway to produce lower cost 100% recycled titanium metal for the green hydrogen market in the U.S. – driving down the carbon intensity, reducing geopolitical and supply chain risks and creating a circular supply chain   Sources: Bloomberg BEF, IEA Global Hydrogen Review (2022), Global Trade Tracker. Note: Locations shown are approximate. Listed titanium mineral producers, titanium sponge production centers, PEM electrolyzer manufacturing locations, and major hydrogen end users are not exhaustive.   11  Titanium sponge production  Titanium mineral production  Major hydrogen end users   PEM electrolyser manufacturing (>1GW)  The current 30,000+ mile titanium global supply chain  Unsustainable supply chain that is high carbon, high cost and high risk

 Titanium for the green hydrogen market   Affordable, lower cost and sustainable titanium is required for a successful green hydrogen market   Green hydrogen production is forecast to expand by over 1,000x by 2030 – and is underpinned by record government subsidies1  The global titanium demand from green hydrogen alone has the potential to exceed the entire current global titanium sponge market by 2050 under IperionX’s upside demand scenario estimates1  Titanium for green hydrogen is currently sourced over long distances from high carbon, risky supply chains with traceability issues   To make the hydrogen economy more affordable and sustainable – the U.S. needs to re-shore low carbon titanium production and close the loop of the supply chain by recycling titanium metal   Titanium production from recycling provides a responsible, lower cost and ethical supply for the green hydrogen market. ESG and consumer expectations demand a low carbon, circular titanium supply chain – and as with EV’s, recycling will become mandatory and will require minimum recycled content within a decade   We believe that IperionX is the solution for lower cost, sustainable titanium for the green hydrogen market  1. Refer to details on slides 4, 6 and 9.   12

 A sustainable, affordable and circular titanium supply chain for the U.S.  Further information contact:  info@iperionx.com